UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

December 28, 2022

Pan American Silver Corp.

(Exact name of registrant as specified in its charter)

1500-625 HOWE STREET

VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

000-13727

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____              Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	Notice of Special Meeting of Shareholders

99.2	Management Information Circular for the Special Meeting of Shareholders

99.3	Form of Proxy for the Special Meeting of Shareholders

99.4	Form of Voting Instruction Form for the Special Meeting of Shareholders

99.5	Certificate of Abridgement

99.6	Pan American Silver files Management Information Circular in connection with the proposed Arrangement with Yamana and Agnico

Exhibit 99.2 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (Nos. 333-180494, 333-180495, 333-206162, and 333-229795) that have been filed with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: December 28, 2022	By:	/s/ “Delaney Fisher”
Delaney Fisher
Senior Vice President, Associate General Counsel and Corporate Secretary